Exhibit 99.25

Annex A

Voluntary Delisting of Ascent Capital Group, Inc. Series A common stock, par value $0.01 per share, from The Nasdaq Stock Market LLC

On July 3, 2019 and July 5, 2019, Ascent Capital Group, Inc. (“Ascent”) notified The Nasdaq Stock Market LLC (“NASDAQ”) and issued press releases announcing its intent to voluntarily withdraw the listing of the Series A common stock, par value $0.01 per share (the “Series A common stock”), from NASDAQ.

As previously disclosed, on May 29, 2019, Ascent received a notice from NASDAQ that Ascent’s Series A common stock would be delisted, absent an appeal by Ascent to stay the delisting, because Ascent no longer qualified for listing on NASDAQ pursuant to Listing Rule 5450(b)(3)(C).

On July 1, 2019, Ascent received a written notice from NASDAQ notifying Ascent that the NASDAQ staff reviewed the July 1, 2019 press release in which Monitronics International, Inc., a wholly-owned subsidiary of Ascent (“Monitronics”), announced that it had filed for protection under Chapter 11 of the U.S. Bankruptcy Code and the proposed merger of Ascent into Monitronics concurrent with the completion of the restructuring of Monitronics, and determined, pursuant to NASDAQ’s discretionary authority under Listing Rule 5101, that the continued listing of Ascent’s Series A common stock was unwarranted and that this matter also serves as a basis for delisting the Series A common stock.

Ascent had requested a review of NASDAQ’s determination before the Listing Qualifications Hearing Panel but before the scheduled hearing could take place on August 1, 2019, Ascent withdrew its request for an appeal and notified NASDAQ of its intent to voluntarily withdraw the listing of the Series A common stock from NASDAQ.

Following its receipt of Ascent’s notice of voluntary delisting, NASDAQ’s Hearings Department notified Ascent that trading in the Series A common stock would be suspended at the open of business on Friday, July 12, 2019.